U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                               Amendment No. 1 to
                                   Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           I-Tech Holdings Group, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Colorado                                           84-1379282
-------------------------------                  -------------------------------
(State or other jurisdiction of                          (I.R.S.   Employer
incorporation or organization)                           Identification No.)


              1629 York Street, Denver, Colorado          80206
         -------------------------------------------   ------------
           (Address of principal executive offices)     (Zip Code)


                    Issuer's telephone number, (303) 436-1847

           Securities to be registered under Section 12(b) of the Act:

       Title of each class               Name of each exchange on which
       to be so registered               Each class is to be registered

              None                                    None
      --------------------               ------------------------------

           Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                     --------------------------------------
                                (Title of class)

                                     PART I

                                  Alternative 3

Item 1.  Description of Business.

     (a) Business Development.

     I-Tech Holdings Group, Inc. (hereinafter referred to as the "Company"), was organized under the laws of the State of Colorado on December 6, 1994. The Company's executive offices are presently located at 1629 York Street, Denver, Colorado 80206, and its telephone number is (303) 463-1847.

     On June 15, 1995, the Company issued 380,000 shares of its common stock for services rendered to the Company valued at an aggregate of $380.000 or $.001 per share. The shares were issued pursuant to an exemption to registration contained in Regulation D, Rule 504 of the Securities act of 1933, as amended (the "Act"),and an exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (hereinafter referred to as the "Colorado Act"). On June 2, 1997, the Company completed an offering of 20,000,000 shares of common stock at a price of $10,000 or $.005 per share. The offering was conducted by the Company and the shares of common stock were sold pursuant to an exemption to registration contained in Regulation D, Rule 504 of the Act, and an exemption to registration under Section 11-51-308(1)(p) of the Colorado Act.

     (b) Business of Issuer.

     The Company was incorporated under the laws of the State of Colorado for the purpose of engaging in the business of environmental technologies of all types and manufacturing products related to environmental technologies. The Company may also engage in any lawful activities or business for which corporations may be formed under Articles 101 to 117 of Title 7 of the Colorado Revised Statues, as designated by the board of directors of the corporation.



     At the commencement of the Company in 1994, as noted above, environmental issues in Colorado and the Denver area were of wide interest, as in fact they continue to be, because of the impact of stream and water pollution in the Rocky Mountains from errant discharge from old mines. Additionally, the resident pollution from the nuclear wastes of present at the Rocky Mountain Arsenal in immediately adjacent to Denver, Colorado. As a result of this interest, the then management of the Company, as well as the then shareholders of the Company, thought the Company might be in a position to bring to the forefront, through publications and publicity, solutions devised by interested parties, educational institutions, local governmental agencies, and others which might tend to alleviate or at least ameliorate the onset of further pollution of the underground water table within the flow structures near Rocky Mountain Arsenal. It was envisioned, at the outset of the Company's formation that such information about environmental solutions, if compiled in an orderly manner suitable for republication, would offer a viable and profitable enterprise. Some environmental engineers and other like parties were interested in the initial concepts of the Company and had indicated a desire to examine a prospective association with the Company upon further work toward the initial Company goals. Unfortunately, the initial concepts and goals of the Company did not bear economic fruit and the Company languished inoperative until January 1997, when a new thrust was determined in order to possibly make the Company into a viable profit-making organization.

     In January 1997, the Company determined that engaging in environmental technologies had not emerged as a profit making enterprise and adopted a resolution to engage in the business of business and industry consulting in disciplines relating to the experience and professions of its two leading directors and officers. As a result, at the date of this registration statement, the Company is currently engaged in the business of designing and establishing websites on the Internet for clients as well as conducting consulting services appropriate to advising clients about establishing websites.


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations
------------------

     With the emergence of the popularity of the Internet, many companies are now placing information about their business of Internet sites. Developing and establishing an Internet location and the techniques necessary to design and complete the electronic signals and accompanying graphics is a sophisticated process and needs the skills of a person experienced in computers, electronics and graphics. As a result, those persons who have devoted their skills to this new profession, are termed "webmasters."



     The principals of the Company have had years of experience in computer programing and in film and video production which gives the Company the foundation of the Company's enterprise. The Company is engaged in the business of producing, on a contract basis, customized Internet websites and pages for its clients. In furtherance of the business plan the Company has established a web site as its initial marketing thrust. The Company's internet web site may be found on "www. bwn.net/i-tech" The Company also attracts prospective clients through word of mouth, and using their respective business contacts in the Denver, Colorado area. The Company's e-mail address is: "itechdenver@yahoo.com"

     The establishment of a web site on the Internet is a two-step sequence. The first step is to design and produce the pages necessary to appear on the Internet. This involves a combination of text and graphics, as well as "links" to each of the successive page appearing after the initial or cover page. The second step is to insert the pages of the product to actually appear on internet, most generally on the world-wide web, commonly know as "www." In order for the pages to appear on the web, enabling viewers to see them, the company must establish a stand-alone computer containing the web pages, or, in the alternative, engage a "host" which will establish the pages for the customer on a contract basis. The Company does not act as a "host" for the web pages. There are literally hundreds of web hosts operating around the world. A list of such hosts are readily available on the world-wide web.

     In general, at this time, most of the companies in the Denver metropolitan area and in the state of Colorado, offering web site design are small and comprised of one or two individuals. There are many sole practitioners in the business of web site design. This is not to say that these companies and individuals are not extremely competent and offer a good deal of competition for the Company. It is the goal of the Company to become one of the best, but not the largest, web designers in Colorado.

     The Company initially raised only a small amount of operating capital. The Company registered its common shares under the provisions of the Securities Exchange Act of 1934 to provide a central source where information on the activities of the Company may be obtained by the general public. Except for the shares owned by affiliates of the Company, the common shares of the Company are freely tradeable having been issued under the exemption to registration provided by Regulation D, Rule 504 of the Securities Act of 1933, as amended. The common shares of the Company are not currently trading on any exchange or trading medium. The Company has no plans at the date of this report to trade the common shares of the Company.

     The Company is currently designing websites for its clients utilizing the graphics arts programs of MS Publisher, Word Perfect, and MS Word. The websites design and execution also uses clipart programs of ClickArt, The Instant Image Resource.

     The Company, at the discretion of the Board of Directors, may attempt to raise additional working capital, when required, in one or more of various means including but not necessarily limited to debt instruments, convertible debentures, equities and joint venture enterprises. However, there is no assurance whatsoever that such working capital will be available to the Company in any of the above various forms, and if available that the provisions of the capital will be attractive to the Company.


Financial Condition, Capital Resources and Liquidity
----------------------------------------------------


     The Company may be considered a start-up enterprise. At March 31, 1998, the Company had assets totaling $7,076 and $1,400 in liabilities. Since the Company's inception, it has received a total of $13,000.00 in cash and $380.00 in services paid as consideration for the issuance of Common and Preferred Stock.

     The Company has not projected any definite future revenues for the Company based upon its proposed business activities of designing and establishing Internet sites for clients. The Company charges approximately $1,000 plus $200 per page as the initial charge for the design and preparation of the pages for a web site. In addition to these charges, specific and specialized art work and graphics will carry an additional charge the amount of which will be determined by the costs of artists supplying such graphics on a contractual basis.

     The Company owns no computer equipment and will necessarily depend upon utilization of equipment owned by the principals of the Company who have agreed to allow the use of such computers at a modest rental fee of $50.00 per month for two state-of-the-art computers capable of producing programing for Internet websites. At present, the Company uses one (1) P-2,233, MMX, 64RAM, 512 Cache, Zipdrive, 4.3gig hddrive, CDRom; and one (1) O-120,32RAM, 256 Cache, 3.5 F.Drive, 1.3 hddrive, CDRom;

     In the event the Company is slow to acquire client contracts to design and produce Internet websites, the existing capital of the Company may not be sufficient to carry on the stated purpose of the Company, or in the alternative the development of the business will be delayed.

     Year 2000 Issues. The business of the Company, the design and development of internet web sites, may be impacted only slightly by the anticipated problems of its computers being unable to categorically assemble the auto use and implementation of the year "2000" in its internal computations. The business of the Company requires no use of accounting or computation programs. It is estimated that the business of the Company will be impacted only by any adverse impact upon its clients and customers, the effect of which is not ascertainable at this time. Web sites, as designed and installed by the Company for its clients, are inherently a graphics arts endeavor, and are generally used as a sales, advertising and information medium.


Item 3.  Description of Property.

     The Company owns no real or personal property and maintains its executive offices at business offices located at 1629 York Street, Denver, Colorado 80206.Its telephone number is (303) 436-1847. The Company has agreed, commencing February 1, 1997, to pay a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement; which arrangement is expected to be adequate to meet the Company's foreseeable future needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information as of March 31, 1998,regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                           Shares
Name and Address of                        Beneficially             Percent
Beneficial Owner                           Owned                    of Class
-----------------------------              ------------             ----------

Gerald H. Trumbule*                        50,000                     13%
1629 York Street
Denver, CO 80206

Clark Burch*                               50,000                     13%
529 Cherokee Street
Denver, CO 80204

All Executive Officers and Directors       100,000                    26%
as a Group (two persons)

----------

     *Executive officer and member of the Board of Directors of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     Set forth below are the names, ages and positions with the Company and business experience of the executive officers and directors of the Company.

Name                         Age               Position(s) with Company
----                         ---               ------------------------
Gerald H. Trumbule*          56                President and Director

Clark Burch*                 52                Secretary/Treasurer and Director

----------

     *The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. It is anticipated that Messrs. Trumbule and Burch will devote such time and effort as may be necessary to participate in the day-to-day management of the affairs of the Company.

Family Relationships

     No family relationship exists between the executive officers and directors of the Company.

Business Experience

     Gerald H.  Trumbule,  Ph.D.  has been the  President  of the Company  since
January 2, 1997. Since 1979, Dr. Trumbule has been and currently is the President of The Education Centers of Colorado, a private company which supplies corporate computer training and support. Dr. Trumbule was the founder and director of the Western States Film Institute and has directed over 50commercials and documentaries in film and video. Dr. Trumbule was formerly the founder and director of Sebastian House, Inc., a non-profit educational corporation; Assistant Professor of Psychology, University of Toronto, Ontario; Fellow, Institute of Neurological Sciences, University of Pennsylvania; and Research Assistant, Walter Reed Army Institute of Research and NASA Space Research Laboratory, College Park, MD. Dr. Trumbule's degrees include B.S. Psychology - University of Maryland 1965, M.S. Experimental Psychology - University of Pennsylvania 1966, and Ph.D. Physiological Psychology (ABD) - University of Pennsylvania 1970.

     Clark Burch has been the Secretary and a Director of the Company since January 2, 1997, and prior to that he was the President of the Company from inception. He is a video producer-director of television productions. Mr. Burch has been, and currently is, the President of ArtsWorth, Inc., a music and video production company. Mr. Burch has produced and directed 110 half-hour programs of "Comminatcha Live", a cable television series now in its third re-run. He has produced the following video music productions: "Queen of the Night" - Julie Young, performer 1985; "The Big Thompson" - Chuck Pyle, performer; and "Life Explodes" - The Live Explodes Band. Mr. Burch obtained a Bachelor of Arts Degree from Mankato State University in 1966. He is a member of the Rocky Mountain Music Association, Denver, Colorado. From 1982 to 1985, Mr. Burch was actively engaged as a licensed real estate agent.

Item 6.  Executive Compensation.


                                           SUMMARY OF COMPENSATION TABLE

                                                                       Long Term Compensation
                                 Annual Compensation                       Awards               Payouts
                           --------------------------------------------------------------------------------------------
1.                (b)      (c)          (d)         (e)           (f)            (g)            (h)           (i)
Name                                                Other                        Securities                   All
and                                                 Annual        Restricted     Underlying                   Other
Principal                                           Compen-       Stock          SAR's          LTIP          Compen
Position          Year     Salary($)    Bonus($)    sation ($)    Awards ($)     (#)            Payouts ($)   sation($)
-----------------------------------------------------------------------------------------------------------------------

Gerald H.         1994         0          0            0             0               0            0               0
Trumbule          1995         0          0            0             0               0            0               0
President         1996         0          0            0             0               0            0
                  1997         0          0            0             0               0            0

Clark             1994         0          0            0             0               0            0
Burch             1995         0          0            0             0               0            0
Secretary         1996         0          0            0             0               0            0
                  1997         0          0            0             0               0            0



Proposed Remuneration
---------------------

     The Company proposes to compensate its officers and directors at a time commencing when the revenues of the Company can adequately maintain such an expenditure without encumbering the on-going continuation of the Company and its business goals. The amount of such compensation has not been determined at the time of this registration statement.

Item 7.  Certain Relationships and Related Transactions.

     The Company maintains its executive offices at business offices leased by its president at 1629 York Street, Denver, Colorado 80206. The Company has agreed to pay, commencing February 1, 1997, a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement. The Company believes that the terms of this arrangement are more favorable than those which could have been obtained from an unaffiliated third party for comparable arrangements in the Denver, Colorado, area.

Item 8.  Description of Securities.

     The Company is authorized to issue 50,000,000 shares of its Common Stock, no par value, and 5,000,000 shares of its Preferred Stock, no par value.

Description of Common Stock
---------------------------

     Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to subscribe for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and nonassessable.

     Each shareholder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to share holders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so.

Description of Preferred Stock
------------------------------

     The Directors have assigned the following preferences to the issued and outstanding shares of Preferred Stock: (i) the Preferred Stock shall be non-voting, (ii) the holders of the Preferred Stock, as a group, shall have the right to receive, pro rata, upon dissolution or winding up of the Company, 10%of the assets of the Company prior to division and distribution of assets to the holders of the Company's Common Stock.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common and Preferred Stock is Corporate Stock Transfer, Inc., 370 17thStreet, Suite #2350, Denver, Colorado 80202.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on December 6, 1994.

     (b) Holders.

     As of March 31, 1998, the Company had 43 (forty-three) shareholders of record of its 20,380,000 issued and outstanding shares of Common Stock and one(1) holder of 300,000 shares of Preferred Stock.


     (c) Dividends. Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3. Changes in and Disagreements with Accountants.

     There has been no change in the Company's independent accountant, Kish, Leake & Associates, P.C., 7901 East Belleview Avenue, Suite #220, Englewood, Colorado 80111, during the Company's two most recent fiscal years ended December31, 1995 and 1996 and the Period December 6, 1994 (Inception) through September30, 1997.

Item 4. Recent Sales of Unregistered Securities.

     The Company, in June 1997, sold and issued 300,000 shares of its Preferred Stock in an aggregate amount of $3,000.00 under the exemption to registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "1933Act") and 11-51-308(1)(i) of the Colorado Securities Act, as amended (the"Colorado Act"). In June 1995 the Company sold and issued 380,000 shares of Common Stock, in an aggregate amount of $380.00, under the exemption provided by Regulation D, Rule 504 of the 1933 Act and Section 11-51-308(p) of the Colorado Act. Subsequently on June 2, 1997, the Company sold and issued 20,000,000 shares of its Common Stock in an aggregate amount of $10,000.00 under the exemption provided by Regulation D, Rule 504 of the 1933 Act.

     The facts relied upon by the Company to make the exemptions available include the following: (i) the aggregate offering price for the offerings of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section3(b) of, or in violation of Section 5(a) of, the Act; (ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the U.S. Securities and Exchange Commission and the Colorado Division of Securities; (iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Item 5. Indemnification of Directors and Officers.

     Article XIII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a Director, officer, employee or agent of the Corporation to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B of this Article(unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written option, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D of this Article upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     F. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, and the Bylaws, agreement, vote of the shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

     The Company has no agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

PART F/S

     The Financial Statements of I-Tech Holdings Group, Inc., required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

Item 1.  Index to Exhibits


Item
Number                Description
------          -------------------------------

27.             Financial Data Schedule


Item 2.  Description of Exhibits

Financial Data Schedule filed as of March 31, 1998.


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            I-TECH HOLDINGS GROUP, INC.
                                            (Registrant)



Date:  June 22, 1998                         By: /s/  Clark Burch
                                            ------------------------------------
                                            Clark Burch, Secretary

                           I-Tech Holdings Group, Inc.


                              FINANCIAL STATEMENTS

                                      with

                          Independent Auditors' Report

                 For the Years Ended December 31, 1997 and 1996

                           I-Tech Holdings Group, Inc.


                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

         Independent Auditors' Report                                    F-1

         Financial Statements

                  Balance Sheet                                          F-2

                  Statement of Operations                                F-3

                  Statement of Cash Flows                                F-4

                  Statement of Shareholder's Equity                      F-5

                  Notes to the Financial Statements                      F-6-F-8

                        Kish * Liake & Associates, P.C.
                          Certified Public Accountants

J.D. Kish, C.P.A., M.B.A.                      7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.                          Englewood, Colorado  80111
-----------------------                                 Telephone (303) 779-5006
Arleen R. Brogan, C.P.A.                                Facsimile (303) 779-5724

                          Independent Auditor's Report
                          ----------------------------


We have audited the accompanying balance sheet of I-Tech Holdings Group, Inc. (a Developmental Stage Company), at December 31, 1997 and 1996, and the related statement of operations, shareholders' equity, and cash flows for the year ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I-Tech Holdings Group, Inc. at December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is in the development stage and has no operations as of December 31, 1997. The lack of sufficient working capital to operate as of December 31, 1997 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Kish, Leake & Associates, P.C.
----------------------------------
Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
May 8, 1998

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Balance Sheet

--------------------------------------------------------------------------------

                                                                       December
                                                                       31, 1997
                                                                       --------

ASSETS

Current Assets - Cash                                                  $  7,883
                                                                       ========


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Due To Related Entity For Rent                           $  1,100
                                                                       --------


SHAREHOLDERS' EQUITY

Common Stock, No Par Value
 Authorized 50,000,000 shares; Issued And
 Outstanding 20,380,000 Shares                                           10,480

Preferred Stock, No Par Value,
 Non Voting, Authorized 5,000,000 shares;
 Issued And Outstanding 300,000 Shares                                    3,000

(Deficit) Accumulated During The Development Stage                       (6,697)
                                                                       --------

TOTAL SHAREHOLDERS' EQUITY                                                6,783
                                                                       --------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                   $  7,883
                                                                       ========


   The Accompanying Notes Are An Integral Part Of These Financial Statements.



I-Tech Holdings Group, Inc.
(A Development Stage Company)
Statement Of Operations

-----------------------------------------------------------------------------------------

                                                                              December
                                                                              6, 1994
                                                                            (Inception)
                                              Year Ended      Year Ended      Through
                                               December        December       December
                                               31, 1997        31, 1996       31, 1997
                                               --------        --------       --------

Revenue                                      $          0    $          0   $          0
                                             ------------    ------------   ------------

Consulting                                              0               0            380
Fees                                                  265               0            265
Legal & Accounting                                  3,750               0          3,750
Office                                                122               0            122
Rent                                                1,100               0          1,200
Stock Transfer                                        980               0            980
                                             ------------    ------------   ------------

Total Expenses                                      6,217               0          6,697
                                             ------------    ------------   ------------

Net (Loss)                                   ($     6,217)   $          0         (6,697)
                                             ============    ============   ============

Basic (Loss) Per Common Share                ($      0.00)   $       0.00
                                             ============    ============

Weighted Average Common Shares Outstanding     13,713,333         380,000
                                             ============    ============



       The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                          F - 3

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Statement Of Cash Flow

--------------------------------------------------------------------------------

                                                                      December
                                                                       6, 1994
                                                                     (Inception)
                                               Year Ended  Year Ended  Through
                                                December    December   December
                                                31, 1997    31, 1996   31, 1997
                                                --------    --------   --------

Net (Loss)                                      ($ 6,217)   $      0   ($ 6,697)
                                                --------    --------   --------

Plus Items Not Affecting Cash Flow:                    0           0          0
 Stock Issued For Services                                                  380

Increase In Accounts Payable                       1,100           0      1,100
                                                --------    --------   --------

Net Cash Flows From Operations                    (5,117)          0     (5,217)
                                                --------    --------   --------

Cash Flows From Investing Activities:

Net Cash Flows From Investing:                         0           0          0
                                                --------    --------   --------
Cash Flows From Financing Activities:

Common Stock Issued For Cash                      10,000           0     10,000
Contributed Capital                                    0           0        100
Preferred Stock Issued For Cash                    3,000           0      3,000
                                                --------    --------   --------

Net Cash Flows From Financing:                    13,000           0     13,100
                                                --------    --------   --------


Net Increase (Decrease) In Cash                    7,883           0      7,883
Cash At Beginning Of Period                            0           0          0
                                                --------    --------   --------

Cash At End Of Period                           $  7,883    $      0   $  7,883
                                                ========    ========   ========



Summary Of Non-Cash Investing And Financing
 Activities:

Common Stock Issued For Services                $      0    $      0   $    380
                                                ========    ========   ========




   The Accompanying Notes Are An Integral Part Of These Financial Statements.



I-Tech Holdings Group, Inc.
(A Development Stage Company)
Statement Of Shareholders' Equity

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                   Net (Loss)
                                                                                                   Accumulated
                                           Number Of      Number Of                                During The
                                            Shares         Shares        Common       Preferred    Development
                                            Common        Preferred       Stock         Stock         Stage         Total
                                            ------        ---------       -----         -----         -----         -----

Balance At December 6, 1994                        0              0    $         0   $         0   $         0    $         0

June 15, 1995 issued
 380,000 Shares Of No Par Value
 Common Stock for services valued
 at $380 or $.001 per share                  380,000              0            380             0                          380

Additional Capital Contribution                                                100                                        100

Net (Loss)                                                                                                (380)          (380)
                                         -----------    -----------    -----------   -----------   -----------    -----------

Balance At December 31, 1995                 380,000              0            480             0          (380)           100

Net (Loss)                                                                                                (100)          (100)
                                         -----------    -----------    -----------   -----------   -----------    -----------

Balance At December 31, 1996                 380,000              0            480             0          (480)             0

January 2, 1997 issued
 300,000 Shares Of No Par Value
 Preferred Stock for  $3,000 or
 $.01 per share                                    0        300,000              0         3,000                        3,000

March & May, 1997 issued
 20,000,000 Shares Of No Par Value
 Common Stock for  $10,000 or
 $.0005 per share                         20,000,000              0         10,000             0                       10,000

Net (Loss)                                                                                              (6,217)        (6,217)
                                         -----------    -----------    -----------   -----------   -----------    -----------

Balance At December 31, 1997              20,380,000        300,000    $    10,480   $     3,000   ($    6,697)   $     6,783
                                         ===========    ===========    ===========   ===========   ===========    ===========



                        The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                                        F - 5

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1997 and 1996
-----------------------------

Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------
Organization:
-------------

On  December  6,  1994,   I-Tech  Holdings  Group,   Inc.  ("the  Company")  was
incorporated under the laws of Colorado, to engage in the business of environmental technologies of all types and manufacturing products related to environmental technologies. The Company may also engage in any business which is permitted by the Colorado Business Corporation Act, as designated by the board of directors of the Company. In January 1997, the Company elected to engage in the business of consulting services to develop web sites for business and industry.

Developmental Stage:

The Company is currently in the developmental stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes. Due to the Company's net operating loss there are no income taxes currently due. Also, there were no material differences between recorded book basis and tax basis at December 31, 1997 and 1996.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended December 31, 1997 and 1996 was $-0-.

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1997 and 1996
-----------------------------

Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by the weighted average number of shares outstanding at December 31, 1997, 1996.

Note 2 - Capital Stock
----------------------

Common Stock:

The Company initially authorized 50,000,000 shares of no par value common stock. On June 15, 1995 380,000 shares of no par common stock were issued for services valued at $380 or $.001 per share. In March and May 1997 the Company issued an additional 20,000,000 shares of common stock for $10,000 or $.0005 per share.

Preferred Stock

The Company initially authorized 5,000,000 shares of no par value, non-voting preferred stock.

On January 22, 1997, the Company issued 300,000 shares of its no par value preferred stock for $3,000 or $.01 per share. The Directors have assigned the following preferences to the issued and outstanding shares of Preferred Stock:
(I) the Preferred Stock shall be non-voting, (ii) the holders of the stock as a group have the right to receive, prorata, upon dissolution or winding up of the Company, 10% of the assets of the Company prior to division and distribution of assets to the holders of the Company's Common Stock.

The Company has declared no dividends through December 31, 1997.

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1997 and 1996
-----------------------------

Note 3 - Related Party Events
-----------------------------

The Company presently maintains its principal offices at an address provided by a related party at a monthly rental of $100 per month, plus any expenses of telephone, fax, and secretarial services, commencing February 1, 1997. The office is located at 1629 York Street, Denver, Colorado 80206.

Note 4 - Basis Of Presentation
------------------------------

In the course of its development activities, the Company has sustained continuing losses and expects such losses to continue in the foreseeable future. The Company plans to continue financing its operations with stock sales and in the longer term, revenues from its operations. The Company's ability to continue as a going concern is dependent upon the successful completion of its offering of common stock, additional financing and, ultimately, upon achieving profitable operations.

                           I-Tech Holdings Group, Inc.


                              FINANCIAL STATEMENTS

                                    Unaudited

                        For the Three Month Period Ended

                                 March 31, 1998

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Balance Sheet

--------------------------------------------------------------------------------

                                                        Unaudited      Audited
                                                          March        December
                                                         31, 1998      31, 1997
                                                         --------      --------

ASSETS

Current Assets - Cash                                    $  7,076      $  7,883
                                                         ========      ========


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Due To Related Entity For Rent             $  1,400      $  1,100
                                                         --------      --------


SHAREHOLDERS' EQUITY

Common Stock, No Par Value
 Authorized 50,000,000 shares; Issued And
 Outstanding At May 31, 1997 (Unaudited)
20,380,000 Shares At December 31, 1996
380,000 Shares                                             10,480        10,480

Preferred Stock, No Par Value,
 Non Voting, Authorized 5,000,000 shares;
 Issued And Outstanding 300,000 Shares                      3,000         3,000


Deficit Accumulated During
The Development Stage                                      (7,804)       (6,697)
                                                         --------      --------

TOTAL SHAREHOLDERS' EQUITY                                  5,676         6,783
                                                         --------      --------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                     $  7,076      $  7,883
                                                         ========      ========


                   The Accompanying Notes Are An Integral Part
                    Of These Unaudited Financial Statements.



I-Tech Holdings Group, Inc.
(A Development Stage Company)
Unaudited Statement Of Operations

-----------------------------------------------------------------------------------------

                                                                              Unaudited
                                                                              December
                                              Unaudited       Unaudited        6, 1994
                                             Three Months    Three Months    (Inception)
                                                Ended           Ended          Through
                                                March           March           March
                                               31, 1998        31, 1997        31, 1998
                                               --------        --------        --------

Revenue                                      $          0    $          0    $          0
                                             ------------    ------------    ------------

Consulting                                              0               0             380
Fees                                                    0             265             265
Legal & Accounting                                      0           1,000           3,750
Office                                                544              86             666
Rent                                                  300             200           1,500
Stock Transfer                                        263               0           1,243
                                             ------------    ------------    ------------

Total Expenses                                      1,107           1,551           7,804
                                             ------------    ------------    ------------

Net (Loss)                                         (1,107)         (1,551)         (7,804)
                                             ============    ============    ============

Basic (Loss) Per Common Share                ($      0.00)   ($      0.00)   ($      0.00)
                                             ============    ============    ============

Weighted Average Common Shares Outstanding     20,380,000         380,000      20,380,000
                                             ============    ============    ============



   The Accompanying Notes Are An Integral Part Of These Unaudited Financial Statements.

                                       F-2

I-Tech Holdings Group, Inc.
(A Development Stage Company)
Unaudited Statement Of Cash Flow

--------------------------------------------------------------------------------

                                                                      Unaudited
                                                                      December
                                         Unaudited      Unaudited      6, 1994
                                        Three Months   Three Months  (Inception)
                                            Ended         Ended        Through
                                            March         March         March
                                           31, 1998      31, 1997      31, 1998
                                           --------      --------      --------

Net (Loss)                                 ($ 1,107)     ($ 1,551)     ($ 7,804)
                                           --------      --------      --------

Plus Items Not Affecting Cash Flow:               0             0             0
Stock Issued For Services                                                   380

Increase In Accounts Payable                    300           200          1400
                                           --------      --------      --------

Net Cash Flows From Operations                 (807)       (1,351)       (6,024)
                                           --------      --------      --------

Cash Flows From Investing Activities:

Net Cash Flows From Investing:                    0             0             0
                                           --------      --------      --------

Cash Flows From Financing Activities:

Common Stock Issued For Cash                      0             0        10,000
Contributed Capital                               0             0           100
Preferred Stock Issued For Cash                   0         3,000         3,000
                                           --------      --------      --------

Net Cash Flows From Financing:                    0         3,000        13,100
                                           --------      --------      --------


Net Increase (Decrease) In Cash                (807)        1,649         7,076
Cash At Beginning Of Period                   7,883             0             0
                                           --------      --------      --------

Cash At End Of Period                      $  7,076      $  1,649      $  7,076
                                           ========      ========      ========



Summary Of Non-Cash Investing And
 Financing Activities:                     $      0      $      0      $    380
                                           ========      ========      ========



                   The Accompanying Notes Are An Integral Part
                    Of These Unaudited Financial Statements.



I-Tech Holdings Group, Inc.
(A Development Stage Company)
Unaudited Statement Of Shareholders' Equity

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                    Net (Loss)
                                                                                                    Accumulated
                                           Number Of     Number Of                                  During The
                                            Shares        Shares          Common      Preferred     Development
                                            Common       Preferred        Stock         Stock         Stage          Total
                                            ------       ---------        -----         -----         -----          -----

Balance At December 6, 1994                        0              0    $         0   $         0   $         0    $         0

June 15, 1995 issued
 380,000 Shares Of No Par Value
 Common Stock for services valued at
 $380 or $.001 per share                     380,000              0            380                                        380

Additional Capital Contribution                                                100                                        100

Net (Loss)
                                                                                                          (380)          (380)
                                         -----------    -----------    -----------   -----------   -----------    -----------
Balance At December 31, 1995                 380,000              0            480             0          (380)           100

Net (Loss)                                                                                                (100)          (100)
                                         -----------    -----------    -----------   -----------   -----------    -----------

Balance At December 31, 1996                 380,000              0            480             0          (480)             0

January 2, 1997 issued
 300,000 Shares Of No Par Value
 Preferred Stock for  $3,000 or
 $.01 per share                                    0        300,000              0         3,000                        3,000

March & May, 1997 issued
 20,000,000 Shares Of No Par Value
 Common Stock for  $10,000 or
 $.0005 per share (Unaudited)             20,000,000              0         10,000                                     10,000

Net (Loss)                                                                                              (6,217)        (6,217)
                                         -----------    -----------    -----------   -----------   -----------    -----------

Balance At December 31, 1997              20,380,000        300,000    $    10,480   $     3,000   ($    6,697)   $     6,783

Unaudited Net (Loss)                                                                                    (1,107)        (1,107)
                                         -----------    -----------    -----------   -----------   -----------    -----------

Unaudited Balance At March 31, 1998       20,380,000        300,000    $    10,480   $     3,000   ($    7,804)   $     5,676
                                         ===========    ===========    ===========   ===========   ===========    ===========




                   The Accompanying Notes Are An Integral Part Of These Unaudited Financial Statements.

                                                       F-4

I-Tech Holdings Group, Inc.
Notes To Unaudited Financial Statements
For The Three Month Period Ended March 31, 1998
-----------------------------------------------

Note 1 - Unaudited Financial Information
----------------------------------------

The unaudited financial information included for the three month periods ended March 31, 1998 and March 31, 1997 were taken from the books and records without audit. However, such information reflects all adjustments (consisting only of normal recurring adjustments, which are of the opinion of management, necessary to reflect properly the results of interim periods presented). The results of operations for the three month period ended March 31, 1998 are not necessarily indicative of the results expected for the year ended December 31, 1998.